Exhibit 2.1






                                   September 22, 1995


Triarc Companies, Inc.
900 Third Avenue
New York, NY 10022

Attention:  Nelson Peltz, Chairman and Chief Executive Officer

Gentlemen:

          This letter shall serve as a letter of intent between Galey & Lord, Inc., a Delaware corporation ("the "Purchaser"), and Triarc Companies, Inc., a Delaware corporation (the "Seller"), with respect to a proposed acquisition (the "Acquisition") by the Purchaser of all of the issued and outstanding capital stock of Graniteville Company, a Delaware corporation and a wholly owned subsidiary of the Seller (the "Subsidiary").

          1.   Pursuant to a definitive agreement (the
"Acquisition Agreement") to be entered into among the Purchaser, the Seller, the Subsidiary and possibly a wholly owned subsidiary of the Purchaser, the Purchaser, either directly or indirectly through a subsidiary of the Purchaser, will acquire all of the issued and outstanding shares of capital stock of the Subsidiary (the "Subsidiary Shares") through a stock purchase or exchange, merger or other business combination transaction, the precise structure and terms of which will be mutually agreed to by the parties; provided, however, that the Acquisition shall be structured in such a manner to qualify as a tax free transaction under the Internal Revenue Code of 1986, as amended.

          2. In consideration of the sale and transfer to the Purchaser of the Subsidiary Shares, the Purchaser will pay and the Seller will receive on the closing date of the Acquisition (the "Closing Date") the purchase price (the "Purchase Price"), payable in an amount of shares of the Purchaser's Common Stock, $.01 par value per share (the "Common Stock") equal to 34.5% of the issued and outstanding shares of the Common Stock of the Purchaser on the Closing Date, on a fully diluted basis (counting as outstanding for this purpose Common Stock issuable upon the exercise of all outstanding options or upon the conversion or exchange of all outstanding securities convertible or exchangeable for Common Stock) and after giving effect to the Acquisition. In addition, on the Closing Date, the Purchaser will assume indebtedness of the Subsidiary in the aggregate amount of $174.4 million (including obligations of the Subsidiary under its factoring agreement with CIT Group/Commercial Services, Inc.).

          3. As soon as practicable after the execution of the Acquisition Agreement and prior to the Closing Date, the shares of Common Stock to be received by the Seller will be registered under the Securities Act of 1933, as amended, pursuant to a Registration Statement on Form S-4 (or other appropriate form) to be filed by the Purchaser with the Securities and Exchange Commission, and the Purchaser will take any action required to cause such shares of Common Stock to be approved for listing on the New York Stock Exchange, subject to official notice of issuance thereof.

          4.   [Intentionally left blank.]

          5. On the Closing Date, the Purchaser and the Subsidiary will enter into a long term supply agreement with C.H. Patrick & Co., Inc. for no less than the current purchases of products that the Subsidiary currently purchases from C.H. Patrick & Co., Inc. (so long as there is continued demand for the use of such products) on terms mutually agreed upon by the parties hereto.

          6. On or before the Closing Date, the Seller and the Subsidiary will assign and transfer to the Seller or an affiliate of the Seller, all of the Subsidiary's right, title and interest in and to certain assets of the Subsidiary not part of the Subsidiary's textile business which will be identified on a schedule to the Acquisition Agreement and mutually agreed to by the parties.

          7. On the Closing Date, the Seller will enter into a voting agreement (the "Voting Agreement") with the Purchaser and Citicorp Venture Capital, Ltd. ("CVC"), pursuant to which (A) the Seller and its affiliates will agree to vote an amount of its shares of Common Stock acquired pursuant to the Acquisition Agreement equal to the greater of (a) the number of shares of Common Stock held by CVC or its affiliates on the Closing Date or (b) the number of shares of Common Stock that CVC or its affiliates may hold at any time subsequent to the Closing Date, in any manner as the Seller or its affiliates, in their sole discretion, may desire, and the Seller and its affiliates will agree to vote all other shares of Common Stock held by the Seller and its affiliates which were acquired pursuant to the Acquisition Agreement in the same manner, and in the same proportion, as all other shares of Common Stock voted by the stockholders of the Purchaser (other than CVC or its affiliates) with respect to any matter to be voted upon by the stockholders of the Purchaser and (B) CVC and its affiliates will agree to vote an amount of their shares of Common Stock equal to the greater of (a) the number of shares of Common Stock held by the Seller or its affiliates on the Closing Date or (b) the number of shares of Common Stock that the Seller or its affiliates may hold at any time subsequent to the Closing Date, in any manner as CVC or its affiliates, in their sole discretion, may desire, and CVC and its affiliates will agree to vote all other shares of Common Stock held by them in the same manner, and in the same proportion, as all other shares of Common Stock voted by stockholders of the Purchaser (other than the Seller or its affiliates) with respect to any matter to be voted on by stockholders of the Purchaser. In addition, the Voting Agreement will contain such other terms and provisions as may be mutually agreed upon by the parties. The Voting Agreement will terminate on the earlier to occur of (a) CVC or its affiliates on the one hand, or the Seller or its affiliates on the other hand, owning less than 15% of the Common Stock on a fully-diluted basis; or (b) on the fifth anniversary of the Closing Date. The Seller shall be entitled to three seats on the Purchaser's Board of Directors and will have appropriate representation on Board Committees.

          8. On the Closing Date, the Seller and the Purchaser will enter into a registration rights agreement on terms (no less favorable than that with CVC) mutually agreed upon by the Parties.

          9. As soon as practicable after the date hereof, the Purchaser and the Seller will make all necessary filings required to be made under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act") in connection with the consummation of the transactions contemplated hereby, and the parties shall cooperate in making any such filings promptly.

          10. Immediately after the date hereof, the parties shall negotiate in good faith to enter into an Acquisition Agreement, drafted by the Purchaser's counsel and the Purchaser will begin preparation of a proxy statement/prospectus with respect to the Acquisition to be filed with the Securities and Exchange Commission. The Acquisition Agreement shall contain provisions in accord with the foregoing, together with representations, warranties, covenants, indemnification provisions, provisions concerning treatment of employees and closing conditions customary to such an agreement and other terms and provisions as may be mutually agreed to. The Purchaser agrees to hold a meeting of its stockholders to be held as soon as practicable to approve matters relating to the Acquisition.

          11. The execution of the Acquisition Agreement shall be conditioned upon, among other things, obtaining the approval of the Board of Directors of the Purchaser, the Seller and the Subsidiary and the consummation of the transactions contemplated by the Acquisition Agreement shall be conditioned upon obtaining the requisite approval of the stockholders of the Purchaser and other customary closing conditions.

          12. During the Non-Negotiation Period as defined in Paragraph 15 below, the Purchaser shall conduct appropriate and normal legal, business and financial due diligence investigations of the Subsidiary's business and the Seller shall conduct appropriate and normal legal, business and financial due diligence investigations of the Purchaser's business. The Seller and the Subsidiary shall make available to representatives of the Purchaser all of the Subsidiary's books, records and financial statements, including, but not limited to, all corporate documents, financial statements, regulatory filings, customer lists, marketing studies, product information, material agreements and technology for examination and its key employees for interview, and shall cooperate in providing information and access to its facilities. Purchaser shall make available to representatives of the Seller all of the Purchaser's books, records and financial statements, including but not limited to all corporate documents, financial statements, regulatory filings, customer lists, marketing studies, product information, material agreements and technology for examination and its key employees for interview, and shall cooperate in providing information and access to its facilities.

          13. Each of the Purchaser and the Seller agrees that the Confidentiality Agreement dated April 25, 1995, between the Seller and the Purchaser, and the Confidentiality Agreement dated May 31, 1995, between the Purchaser and the Seller, shall each continue to remain in full force and effect and the Purchaser and the Seller shall continue to be bound by the terms thereof except where the terms of either of such agreements are inconsistent with the terms hereof, in which case the terms hereof shall control.

          14. The Subsidiary will bear its own expenses (including filing fees) and those of the Seller in connection with the completion of the transactions contemplated herein. The Purchaser will bear its own costs and expenses (including filing fees), in connection with the Acquisition.

          15. In order to induce the Purchaser, on the one hand, and the Seller and the Subsidiary on the other hand, to expend the out-of-pocket expenses necessary for the investigations referred to in Paragraph 12 above, each of the Purchaser, on the one hand, and the Seller and the Subsidiary on the other hand, agrees that for a 45 day period from the date hereof, including any mutually agreed extensions of this 45 day period (the "Non-Negotiation Period"), neither the Purchaser, on the one hand, and the Seller and the Subsidiary on the other hand, nor their respective officers, directors or employees nor any investment banker, attorney or accountant or other representative retained by the Purchaser, on the one hand, and the Seller and the Subsidiary on the other hand, shall (subject to fiduciary duties of Boards of Directors) solicit, or encourage the solicitation of, or enter into, negotiations of any type, directly or indirectly, or enter into a letter of intent or purchase agreement, merger agreement or other similar agreement with any person, firm or corporation other than the Seller or Purchaser, as the case may be, with respect to a merger, consolidation, business combination, sale of all or substantially all of the capital stock or assets of the Subsidiary or the Purchaser, as the case may be, liquidation or similar extraordinary transaction with respect to the Subsidiary or the Purchaser, as the case may be.

          16.  The parties agree to hold the terms and
conditions hereof, as well as the existence of this letter, in strict confidence, and not to make any disclosure with respect thereto, publicly or privately, other than as is jointly agreed to by the parties or as required by applicable law or stock exchange rules or regulations. If a public statement by the Purchaser or the Seller is determined to be required by law or stock exchange rules or regulations, the Seller or the Purchaser, respectively, shall have the right to review and comment on such statement prior to its release to the extent practicable.

          This letter of intent does not create any legally binding obligations, except as stated in Paragraphs 13, 14, 15 16, 17 and 18 hereof. The purpose of this letter of intent is solely to state a proposal by the Purchaser to acquire the Subsidiary's business and which proposal shall be used as a basis to negotiate and enter into a definitive Acquisition Agreement on or prior to 45 days from the date hereof. If a definitive Acquisition Agreement is not executed on or prior to 180 days from the date hereof, this letter shall be of no further force or effect and the Seller and the Purchaser shall not have any liability to each other except for a breach of the provisions of Paragraphs 13, 14, 15 16, 17 and 18 hereof.

          Each of the parties hereto hereby represents and warrants that it is free to enter into this Letter of Intent and to consummate the Acquisition or any part thereof and that none of them has induced the other to breach any agreements or understandings with, or obligation to, any third party in respect of the Acquisition or any other part thereof. Each of the parties hereto hereby further represents and warrants that, other than by virtue of this Letter of Intent: (a) it is not under any obligation with respect to the Acquisition or any part thereof; (b) no offer, commitment, undertaking, estoppel, agreement or obligation of any nature whatsoever relating to the Acquisition or any part thereof exists or may be implied in fact, law, or equity; and (c) the execution and delivery by such party of this Letter of Intent and the consummation of the Acquisition or any part thereof will not violate the rights of any third party (other than customer and supply contracts) or give rise to any right or liability on the part of such party based upon, or arising out of, or in respect of a violation of, or interference with, the rights of any such third party.

          17. This Letter of Intent shall be governed by and construed in accordance with the laws of the State of New York, applicable to agreements made and to be performed entirely within such State.

          18. This Letter of Intent contains the entire agreement among the parties hereto with respect to the Acquisition and supersedes all prior agreements, written or oral, with respect thereto, except for the Confidentiality Agreements referred to in Paragraph 13 hereof which shall remain in full force and effect to the extent contemplated by Paragraph 13 hereof. This Letter of Intent may be amended, superseded, cancelled, renewed or extended, and the terms hereof may be waived, only by a written agreement signed by each of the parties hereto.

          Please acknowledge your agreement to the foregoing proposal in the space provided below in order that negotiations may continue on the basis of the terms and conditions set forth above.

                              Very truly yours,

                              GALEY & LORD, INC.


                              By: ARTHUR C. WIENER
                                 Name:   Arthur C. Wiener
                                 Title:  Chairman of the Board
                                         and President

ACCEPTED AND AGREED TO:

TRIARC COMPANIES, INC.



By: NELSON PELTZ            By:  PETER W. MAY
    Name:  Nelson Peltz          Name:   Peter W. May
    Title: Chairman and CEO      Title:  President and COO